UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-33958

CUSIP NUMBER 81642T100

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SELLAS Life Sciences Group, Inc.

(Full Name of Registrant)

Galena Biopharma, Inc.

(Former Name if Applicable)

315 Madison Avenue, 4th Floor

(Address of Principal Executive Office (Street and Number))

New York, NY 10017

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SELLAS Life Sciences Group, Inc. (the “Registrant”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended December 31, 2017 (the “Form 10-K”) prior to the filing deadline of April 2, 2018 as a result of the completion of a business combination on December 29, 2017 with a private Bermuda exempted company, pursuant to which its financial statements became those of the Registrant (the “Merger”), and a March 6, 2018 change in its independent registered public accounting firm. In light of these changes, the Registrant requires additional time to complete its consolidated financial statements for the fiscal year ended December 31, 2017, and, for the Registrant’s independent registered public accounting firm to complete its audit of the consolidated financial statements to be included in the Form 10-K, along with the predecessor independent registered public accounting firm to complete its procedures to issue a consent on the consolidated financial statements for the fiscal year ended December 31, 2016. In addition, the Registrant needed additional time to accurately reflect clinical data received immediately prior to the filing deadline in the Registrant’s Form 10-K.

The Registrant currently anticipates filing the Form 10-K within the time period permitted by the rule.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Angelos M. Stergiou	917	438-4353
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward Looking Statements

Except for the historical statements contained herein, this notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act, including statements regarding the Registrant’s anticipated financial results and condition and the estimated timing for the filing of the Registrant’s Form 10-K. Actual results could differ materially from these forward-looking statements as a result of certain factors, including, without limitation: the Registrant’s inability to complete the work required to file the Form 10-K in the timeframe that is anticipated or due to unanticipated changes being required in its reported operating results; risks related to the Registrant’s ability to finalize the financial statements to be included in the Form 10-K, including those related to the need to complete the Registrant’s internal review and the performance of the requisite procedures by its independent registered public accounting firm; as well as other risks detailed in the Registrant’s filings with the Securities and Exchange Commission, including under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission, including those set forth in the proxy statement/prospectus/consent solicitation statement filed with the Securities and Exchange Commission on November 8, 2017 pursuant to Rule 424(b) for the Merger. The Registrant disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this notification.

SELLAS Life Sciences Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2018	By	/s/ Angelos M. Stergiou
Angelos M. Stergiou President and Chief Executive Officer